Exhibit 99.175

Fortune 500 Tech Exec Joins NexTech AR to Spearhead

European Expansion

NexTech AR Rapidly Expanding its Global Footprint

Santa Clara, CA Toronto, ON –July 2nd, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce it has hired Arnaud Amet as Director of Sales for Europe. Mr. Amet situated in Paris, France comes from regional and global sales and marketing roles in Microsoft (MSFT) where he worked for over a decade ending in 2015. He also has significant experience with his own startup in sales and marketing of AR/VR to large brands partnering with Facebook (FB), Huawei and Microsoft. With the hiring of Mr. Amet, NexTech is expanding not just its geographical footprint but also its growing talent base, which is critical to the company’s rapid growth plans.

Arnaud Amet, NexTech Director of European Sales comments, “I am super excited to embark on my next journey with NexTechAR! NexTechAR has taken an edge in the race with the combination of 3D production services and more recently programmatic advertising display capabilities. They have figured out how to make AR simple, affordable, and scalable. Additionally, if we just look at the 3D Advertising business they bring to the market the next golden egg: brands and ad sales agencies”. Mr Amet continues, “NexTechAR has lifted technical and usability barriers. They are in position to offer and deliver end-to-end campaigns, from a 3D/AR online ad to a product page ‘ARitized’ interaction. This is a game changer in the industry, and a marketer’s dream. I’m excited to introduce NexTech to my extensive database of global brands, agencies and partners in France, and throughout Europe. We are just at the beginning of a great story!”

Evan Gappelberg, CEO of NexTech comments, “We are excited to have someone as experienced and connected as Arnaud join our growing team and lead our new European division. I’m confident that Arnaud will hit the ground running building and quickly grow our revenue in 2020 and beyond. The opportunity for our company to take the lead position in Europe is enormous and with Arnaud’s deep experience selling to tech titans like Microsoft, Samsung, Asus, Sony, Fujitsu and Toshiba I feel very confident in our future success in landing significant new business from Europe.”

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Recent Company Highlights in 2020:

●	June 29, 2020: The company signed a contract to supply its InfernoAR video conferencing and virtual events platform to the Dallas Independent School District (Dallas ISD).

●	June 19, 2020: NexTech closed a private placement of 1,528,036 units priced at the market price of $2.10 per unit (the “Units”) for gross proceeds of $3,208,875 (the “Offering”). This financing provides the company with a healthy cash and inventory position of over $7.5million - it’s highest ever.

●	June 18, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

●	June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

●	June 4, 2020: The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

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●	June 3, 2020: The company achieved record revenue and gross profit for the month of May 2020. Both revenue and gross profit showed dramatic increases in May. Notably, compared to May 2019, the company’s revenue increased 169% to $1,300,000 while gross profit grew 290% to $800,000 representing the highest revenue and gross profit ever achieved in a single month.

●	June 1, 2020: CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

●	May 25, 2020: Signed a contract to supply its Augmented Reality Solutions to a $30 billion market capital, publicly-traded global technology company.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

●	May 21, 2020: InfernoAR Virtual Events platform chosen to supply a $13 billion capital, publicly-traded global insurance company, for their global leadership two day summit starting June 6th.

●	May 19, 2020: Inferno AR integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

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●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 12, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

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InfernoAR: the world’s most advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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